[LETTERHEAD OF THE NAVIGATORS GROUP, INC.]





VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:  Jim B. Rosenberg
       Senior Assistance Chief Accountant

                                                     December 5, 2007

                  Re:  The Navigators Group, Inc. (the "Company")
                       Form 10-K for fiscal year ended December 31, 2006 (File No. 0-15886)



Dear Mr. Rosenberg:

          Reference is made to the letter of the staff of the Division of Corporation Finance to the undersigned dated November 29, 2007 with respect to the above caption matter (the "Letter"). We are writing to inform you that the Company intends to provide a response to the Letter on or before January 10, 2008.



                                       Respectfully submitted,

                                       The Navigators Group, Inc.

                                       By:    /s/ Elliot S. Orol
                                          --------------------------------------
                                       Name:  Elliot S. Orol
                                       Title: Senior Vice President,
                                              General Counsel and Secretary